SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated May 3, 2017

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

STOCK EXCHANGE RELEASE

May 3, 2017

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
May 3, 2017 at 1230 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement
Name: French, Barry
Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20170502175530_2

Transaction date: 2017-04-28

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

(X) Executed under portfolio or asset management

Transaction Details

(1): Volume: 19 Unit price: 5.29290 EUR

Aggregated transactions

(1): Volume: 19 Volume weighted average price: 5.29290 EUR

About Nokia

Nokia is a global leader innovating the technologies at the heart of our connected world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers,

governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

From the enabling infrastructure for 5G and the Internet of Things, to emerging applications in virtual reality and digital health, we are shaping the future of technology to transform the human experience. www.nokia.com

Media Inquiries

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Enclosures:

Nokia Corporation - Managers’ transactions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2017	Nokia Corporation

	By:	/s/ Jussi Koskinen
Name: Jussi Koskinen
Title: Vice President, Corporate Legal